Stoecklein Law Group, LLP

Practice Limited to Federal Securities

401 West a Street	Telephone: (619) 704-1310
Suite 1150	Facsimile: (619) 704-1325
San Diego, California 92101	email: djs@slgseclaw.com
web: www.slgseclaw.com
April 11, 2012

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549

Re:         Voice Assist, Inc.
Form 8-K
Filed March 26, 2012
File No. 0-54535

This correspondence is in response to your letter dated March 27, 2012 in reference to  Current Report Form 8-K for filed on March 26, 2012 on behalf of Voice Assist, Inc., your file number 0-54535.

1. Please tell us why unrecorded stock-based compensation is treated as a liability rather than as a capital transaction. Please also tell us why the amount of unrecorded stockbased compensation exceeds the amount of the liability and how the difference is accounted for. In each case, please reference the authoritative literature that supports your accounting treatment

Response: Personal shares were transferred from the Chief Executive Officer to a former executive officer, an independent contractor and employees.  The Company determined to treat the unrecorded stock-based compensation given to the former executive officer as a liability rather than as a capital transaction because the Board is considering whether or not to reimburse these 1,000,000 shares to the Company’s Chief Executive Officer.  The amount of unrecorded stock-based compensation, as initially discussed in the Form 8-K, exceeded the amount of the liability because the remaining shares given to the independent contractor and employees were treated as capital transactions.  Based upon additional research and examination of the accounting issues as performed by the Company, the Company has determined that the lesser number of shares transferred from the Chief Executive Officer to the independent contractor and employees did not result in stock-based compensation in accordance with ASC 718 Compensation – Stock Compensation because the transfers to these individuals were gifts to long time friends of the Company’s CEO who were fully compensated for their services with cash payments already presented in the 2011 financial statements.  Therefore, the amount of $2,000,000 of stock-based compensation will be recorded for the transfer of personal shares from the Chief Executive Officer to a former executive officer and will equal the liability as disclosed in the Company’s financial statements to be included in the Company’s filing of its 10-K for the ended December 31, 2011.

    Sincerely,

    /S/ Donald J. Stoecklein
    Donald J. Stoecklein
    cc: Voice Assist, Inc.